THE ASTRID EXPERIENCE LLC

Unaudited Financial Statements for Year Ended December 31st, 2019

April 17th, 2020

THE ASTRID EXPERIENCE LLC
BALANCE SHEET
DECEMBER 31, 2019

ASSETS			
CURRENT ASSETS			
Cash & Cash Equivalents		$	0
TOTAL CURRENT ASSETS		$	0
FIXED ASSETS			
Long Term Investments - Film 'In The Can'		$	27,277
TOTAL FIXED ASSETS		$	27,277
TOTAL ASSETS		$	27,277
LIABILITIES & MEMBER'S EQUITY			
CURRENT LIABILITIES			
Deferred Cast & Crew Payments		$	14,550
TOTAL CURRENT LIABILITIES		$	14,550
LONG TERM LIABILITES			
Long Term Debt		$	0
TOTAL LONG TERM LIABILITES		$	0
TOTAL LIABILITIES		$	14,550
MEMBER'S EQUITY			
Contributed Capital		$	12,727
TOTAL MEMBER'S EQUITY		$	12,727
TOTAL LIABILITIES & MEMBERS EQUITY		$	27,277

THE ASTRID EXPERIENCE LLC
INCOME STATEMENT
DECEMBER 31, 2019

REVENUES		
Sales		$ 0
TOTAL REVENUES		$ 0
EXPENSES		
Organizational Costs		$ 580
Production Costs		$ 26,697
TOTAL EXPENSES		$ 27,277
NET INCOME (LOSS)		$ (27,277)

THE ASTRID EXPERIENCE LLC
STATEMENT OF MEMBER'S EQUITY
DECEMBER 31, 2019

MEMBER'S EQUITY, BEGINNING OF YEAR	$	0
CONTRIBUTED CAPITAL	$	12,727
MEMBER'S EQUITY, END OF YEAR	$	12,727

THE ASTRID EXPERIENCE LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2019

CASH FLOW FROM OPERATING ACTIVITIES:		
NET INCOME (LOSS)		$ (27,277)
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 0
NET CASH PROVIDED BY INVESTING ACTIVITIES		$ 0
NET CASH PROVIDED BY FINANCING ACTIVITIES		$ 12,727
NET INCREASE (DECREASE) IN CASH		$ 12,727
CASH AND CASH EQUIVALENTS		
BEGINNING OF PERIOD		$ 12,727
END OF YEAR		$ (14,550)

THE ASTRID EXPERIENCE LLC
NOTES TO UNAUDITED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31st, 2019

NOTE A– ORGANIZATION AND NATURE OF ACTIVITIES

The Astrid Experience LLC ("the Company") is a limited liability company formed under the laws of the State of New Hampshire. The Company was created to develop, produce and bring to market the feature film, 'The Astrid Experience'.

The Company will conduct an equity crowdfund offering during the second quarter of 2020 for the purpose of raising post production funds. The Company's ability to continue as a going concern or to achieve the filmmakers' objectives may be dependent on the outcome of the offering or the filmmakers' other efforts to raise post production funds.

NOTE B– SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

<u>Fixed Assets</u>

Fixed Assets include Long Term Investments and Film 'In The Can' status. 'The Astrid Experience' is a shot, 'In The Can' film, meaning principal photography - typically the riskiest phase of filmmaking - has been completed. Because of this, many of the risks associated with shooting a film have been eliminated. Current market value of the shot film is an estimate based on total principal production costs.

<u>Current Liabilities</u>

Current Liabilities include deferred cast and crew payments. Deferred payment in entertainment refers to a payment that is made to the members of a crew of a film- writers, directors, actors and others - at a subsequent date. These payments are compensation for the services provided which they agree to accept later in order to cut upfront production costs. Such deferred payment will be made from the income generated from the exhibition and sale of the completed film. Deferred payment will not be possible if the film is not completed or if it fails commercially.

<u>Members Equity</u>

Members Equity includes Contributed Capital. All Contributed Capital has come from the filmmakers' personal contributions in the form of a zero interest loan with no maturity date.